Filed pursuant to Rule 433
Registration No. 333-279418
March 10, 2026
PRICING TERM SHEET

Issuer:	AEP Texas Inc.
Expected Ratings*:	Baa3 (stable) by Moody’s Investors Service, Inc. BBB+ (stable) by S&P Global Ratings, a division of S&P Global Inc. BBB+ (stable) by Fitch Ratings, Inc.
Transaction Date:	March 10, 2026
Settlement Date:	March 12, 2026 (T+2)
Designation:	Senior Notes, Series Q, due 2036
Principal Amount:	$750,000,000
Maturity:	April 15, 2036
Coupon:	5.20%
Interest Payment Dates:	April 15 and October 15
First Interest Payment Date:	October 15, 2026
Treasury Benchmark:	4.125% due February 15, 2036
Treasury Yield:	4.127%
Reoffer Spread:	T+113 basis points
Reoffer Yield:	5.257%
Price to Public:	99.551% of the principal amount thereof
Redemption Terms:
Make-whole call:	Prior to January 15, 2036 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after January 15, 2036 at par
CUSIP/ISIN:	00108W AV2 / US00108WAV28
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Credit Agricole Securities (USA) Inc. MUFG Securities Americas Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc. PNC Capital Markets LLC
Co-Managers:	FNB America Securities LLC KeyBanc Capital Markets Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Credit Agricole Securities (USA) Inc. toll-free at (866) 807-6030, MUFG Securities Americas Inc. toll-free at (877) 649-6848, Truist Securities, Inc. toll free at (800) 685-4786 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.